Exhibit 99.1

Opera Provides Update on Recent Operational and Shareholder Developments

●	Opera’s search and advertising revenue returned to YoY growth in September
●	Monthly active users (MAUs) grew to 387 million in September including record smartphone and PC users.

OSLO, Norway, October 26, 2020 - Opera Limited (NASDAQ: OPRA), one of the world’s major browser developers and a leading internet consumer brand, announced today several updates on recent events including a continued improvement in year-over-year revenue trends in September as Opera is returning towards its pre-COVID growth trajectory.

“I am very pleased with our continued execution and that we’ve returned to year-over-year revenue growth as our monetization recovers from COVID-19 impacts”, said Opera Co-CEO Song Lin. “With the combination of record users and the acceleration of offline to online across key regions, we are well underway to becoming a stronger company coming out of COVID-19 than prior to the outbreak.”

Operational Updates

Opera’s search and advertising revenue returned to year-over-year growth in the month of September. Leading up to this, the trends improved each month during the third quarter from negative 13% YoY in June. These stronger year-over-year revenue trends were driven by monetization recovering from COVID-19 impacts and elevated user growth. Opera expects this trend to continue in the fourth quarter despite COVID-19 continuing to affect monetization verticals such as travel.

Further, Opera continued to see strong user growth, reaching 387 million monthly active users (MAUs) in September. This was driven by record numbers of smartphone and PC users, where Opera is benefitting from the combination of product enhancements, relationships with telcos and new users gained during COVID-19 remaining more sticky than initially expected. Further, Opera saw user growth in all of its core geographic regions including Africa, Asia and Europe during the same period.

Opera will release its results for the quarter ended September 30, 2020, on Thursday, November 19, 2020. Details are available on Opera’s investor relation site at investor.opera.com.

Proposed Shareholder Transaction

Two major shareholders, Keeneyes Future Holding Inc. and Kunlun Tech Limited, have entered into an agreement whereby Keeneyes has agreed to sell 19.5 million Opera shares (equivalent to 9.75 million ADSs) to Kunlun for $80.1 million. The proposed transaction represents a change in direct ownership of 8.47% of Opera, although both Keeneyes and Kunlun are controlled by our Chairman and CEO, Yahui Zhou, and as such the proposed transaction does not affect ultimate control of Opera. The transaction is expected to close later this year and is subject to regulatory and corporate approvals.

On September 30, 2020, there were 230.1 million Opera shares outstanding, representing 115.1 million ADS equivalents.

Safe harbor statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “trend,” “expects,” “believes,” “anticipates,” “trajectory,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Operational Updates section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company, the industry in which it operates, and the duration and effects of the COVID-19 pandemic. Potential risks and uncertainties include, but are not limited to, those relating to the development of the COVID-19 situation, those relating to the Company’s goals and strategies; Company’s expected development and launch, and market acceptance, of its products and services; Company’s expectations regarding demand for and market acceptance of its brand, platforms and services; Company’s expectations regarding growth in its user base and level of engagement; Company’s ability to attract, retain and monetize users; Company’s ability to continue to develop new technologies and/or upgrade its existing technologies and quarterly variations in Company’s operating results caused by factors beyond its control and global macroeconomic conditions and their potential impact in the markets in which Company has businesses. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

About Opera:

Opera is a global web innovator. Opera’s browsers, news products and fintech solutions are the trusted choice of more than 380 million people worldwide. Opera is headquartered in Oslo, Norway and listed on the NASDAQ stock exchange (OPRA).

Investor Relations Contact:

Derrick Nueman

investor-relations@opera.com or +1 (408) 596-3055

For media enquiries, please contact: press-team@opera.com